Mirae Corporation

714 Baeksuk-Dong, Cheonan-Si Chungcheongnam-Do, 330-200, Korea

Tel : 82-41-621-5070  FAX : 82-41-559-8789

December 23, 2005

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Attention: Mr. Kevin Kuhar

Re:	Mirae Corporation

Form 20-F/A Filed on November 30, 2005

File No. 000-30376

Dear Mr. Kuhar:

We refer to the letter dated December 14, 2005 from Mr. Jay Webb (the “Comment Letter”), wherein the Staff provided certain further comments to the Amendment No. 2 on Form 20-F/A filed by us on November 30, 2005. Please note that the original 20-F for the fiscal year ended December 31, 2004 was filed with the SEC on June 30, 2005 and amended on July 28, 2005.

Although we have reviewed the Comment Letter and have prepared our preliminary response thereto, in order to ensure that our response is comprehensive and fully thought through, however, we respectfully request an extension to January 11, 2006.

We sincerely appreciate your kind understanding of the foregoing request. Please do not hesitate to contact me at 82-41-559-8710 (Fax: 82-41-559-8789) should you have any questions or comments. Also, we would appreciate you copying Mark J. Lee of Debevoise & Plimpton LLP (Tel: 852-2160-9800; Fax: 212-521-8950 (U.S. fax number)) when you send any correspondence to us with respect to our foregoing request to ensure that we will be able to promptly respond to any comments or additional requests from you. Thank you in advance for your attention to this matter.

Very truly yours,

/s/ Gi Hoon Joung
Gi-Hoon Joung
Director of Accounting Team and
Acting CFO